Twilio Inc.

645 Harrison Street, Third Floor

San Francisco, California 94107

VIA EDGAR

October 18, 2016

Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Twilio Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-214034

Dear Ms. Jacobs:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Twilio Inc. (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to October 20, 2016, at 4:00 p.m., Eastern Time, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Rezwan D. Pavri at (650) 752-3190. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Rezwan D. Pavri, by facsimile to (650) 853-1038.

Under separate cover, Goldman, Sachs & Co. and J.P. Morgan Securities LLC, as representatives of the underwriters, will send the Commission a letter joining in this request for acceleration of the effective date. The representatives will also provide you with information with respect to clearance from the Financial Industry Regulatory Authority prior to the effective date.

If you have any questions regarding this request, please contact Rezwan D. Pavri of Goodwin Procter LLP at (650) 752-3190.

Sincerely,

TWILIO INC.

/s/ Lee Kirkpatrick
Lee Kirkpatrick Chief Financial Officer

cc:	Edwin Kim, Securities and Exchange Commission
Jeff Lawson, Twilio Inc.
Karyn Smith, Twilio Inc.
Anthony McCusker, Goodwin Procter LLP
Rezwan Pavri, Goodwin Procter LLP
Tad Freese, Latham & Watkins LLP
Conor Moore, KPMG LLP